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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT 401(k) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive
Offices of Employer-Issuer)

AVANZAR INTERIOR TECHNOLOGIES, LTD
SAVINGS AND INVESTMENT 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2006 AND 2005

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2006 AND 2005

Contents **Page**

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan (the "Plan") as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets for December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.
Milwaukee, Wisconsin
June 26, 2007

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2006	December 31, 2005
Assets		
Investments		
Investment in Master Trust	$ 367,494	$ 2,875
Participant loans	49,674	-
	417,168	2,875
Receivables		
Employer contributions	293,352	12,963
Participant contributions	2,663	67
	296,015	13,030
Net assets available for benefits	$ 713,183	$ 15,905

See notes to financial statements.

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended, December 31, 2006
Additions		
Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$	7,401
Other investment income		17,434
		24,835
Contributions		
Participants		199,590
Employer		293,352
		492,942
Total additions		517,777
Deductions		
Deductions from net assets attributed to:		
Distributions and withdrawals		14,260
Administrative expenses		228
Total deductions		14,488
Transfers from other Plans, net		193,989
Net increase		697,278
Net assets available for benefits, beginning of year		15,905
Net assets available for benefits, end of year	$	713,183

See notes to financial statements.

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective September 1, 2005 for participation by eligible employees of Avanzar Interior Technologies, Ltd., a production facility of Johnson Controls, Inc. (the "Company" or "employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions, as defined by the Plan, of which the first six percent (6%) is eligible for the employer's matching contribution. The Company also makes a non-elective annual contribution to the Plan representing three percent (3%) of participant's compensation for employees. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more that once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings / (losses) thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is fully vested after five years of credited service.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by plan provisions with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investments in the Johnson Controls Common Stock Fund, U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The investments in the Johnson Controls Common Stock Fund and the U.S. Equity Index Commingled Pool are stated at an estimated fair value accounted for on a unit value method. The unit value of the fund is computed daily based on share price and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

At December 31, 2006, the Plan held 404 units of the Johnson Controls Common Stock Fund at a unit value of $179.04. At December 31, 2006 and 2005, the Plan held 339 units and 25 units respectively, of the U.S. Equity Index Commingled Pool at unit values of $45.41 and $39.24, respectively.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation is recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SAVINGS AND INVESTMENT MASTER TRUST (continued)

The Statements of Financial Position as of December 31, 2006 and 2005 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2006 for the Master Trust are presented in Note 8.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at December 31, 2005.

There were no forfeitures related to the Plan in the Master Trust at December 31, 2006 and 2005.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 – INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2006 and 2005:

	2006	2005
Investments at fair value as determined by quoted market price:		
Fidelity Growth & Income Fund, 1,182 shares	$ 36,833	
Fidelity Freedom 2015 Fund, 1,892 and 132 shares, respectively	23,077	$ 1,521
Fidelity Freedom 2030 Fund, 2,417 shares	38,740	
Fidelity Freedom 2035 Fund, 1,884 shares	24,847	
Fidelity Overseas Fund, 478 shares	21,398	
Investments at estimated fair value:		
Johnson Controls Common Stock Fund, 404 units	72,342	
U.S. Equity Index Commingled Pool, 25 units		1,000
Participant Loans	49,674	

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at fair value as determined by quoted market price:	
Mutual Funds	$ (470)
Investment at estimated fair value:	
Common Stock Fund	6,253
Commingled Fund	1,618
	7,871
Net increase in fair value	$ 7,401

NOTE 4 – TAX STATUS

The Plan was effective as of 2005 and the Company has not requested a determination letter, as the deadline to receive a determination letter under the Internal Revenue Service Rules has not yet occurred. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2006 and 2005 and the Statement of Operations and Changes in Participating Plans' Equity for the years ended December 31, 2006 and 2005 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31,	
	2006	2005
Assets		
Investments at fair value as determined by quoted market price:		
Mutual Funds	$ 1,210,415,548	$ 811,463,260
Investments at estimated fair value:		
Common Stock Fund	1,018,962,057	971,305,041
Commingled Pool	283,875,971	239,206,060
	1,302,838,028	1,210,511,101
Investments at contract value:		
Investment Contracts	388,740,779	292,337,073
Participant Loans	78,463,477	70,509,453
	467,204,256	362,846,526
Total Assets	$ 2,980,457,832	$ 2,384,820,887

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST (continued)

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2006
Additions	
Additions to net assets attributed to:	
Investment Income	
Mutual Funds	$ 24,629,220
Common Stock Fund	163,751,162
Commingled Pool	38,905,080
	227,285,462
Contributions	
Participants	122,901,375
Employer	44,997,790
	167,899,165
Interest and dividend income	134,464,791
Total additions	529,649,418
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	264,201,929
Administrative fees	634,308
Total deductions	264,836,237
Net increase prior to transfers from other plans	264,813,181
Transfers from other plans, net	330,823,764
Net increase	595,636,945
Net assets available for benefits:	
Beginning of the year	2,384,820,887
End of the year	$ 2,980,457,832

SUPPLEMENTAL SCHEDULE

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 20-1818668
DECEMBER 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Fixed Income Fund	4,598 shares	$ 4,598
Puritan Fund	295 shares	5,894
Growth & Income Portfolio	1,182 shares	36,833
Overseas Fund	478 shares	21,398
Retirement Government Money Market Portfolio	16,369 shares	16,369
Institutional Short-Intermediate Government Portfolio	1,310 shares	12,422
Freedom Income	468 shares	5,403
Freedom 2000	1,000 shares	12,461
Freedom 2005	1 share	10
Freedom 2010	132 shares	1,925
Freedom 2015	1,892 shares	23,077
Freedom 2020	618 shares	9,603
Freedom 2025	931 shares	11,883
Freedom 2030	2,417 shares	38,740
Freedom 2035	1,884 shares	24,847
Freedom 2040	609 shares	5,772
U.S. Equity Index Commingled Pool	339 units	15,379
AIM Small Cap Growth Fund	301 shares	9,022
Artisan Mid Cap Growth Fund	215 shares	6,563
Vanguard Primecap Fund	186 shares	13,282
JP Morgan Mid Cap Value Fund	411 shares	10,745
Wells Fargo Small Company Value	565 shares	8,926
*Johnson Controls Common Stock Fund	404 units	72,342
Investments		367,494
*Participant Loans (1)		49,674
Total investments		$ 417,168

(1) There were 13 outstanding loans to participants at December 31, 2006, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as the beginning of the calendar quarter in which it is issued. Interest rates range between 4% and 8.25%

* Indicates party-in-interest.

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT (401k) PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN

By:

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 26, 2007

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 26, 2007, relating to the statement of net assets available for benefits of Avanzar Interior Technologies, Inc. Savings and Investment 401(k) Plan as of December 31, 2006 and 2005, the related statement of changes in net assets available for benefits for the years ended December 31, 2006 and 2005, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 and 2005, which report appears in the December 31, 2006 and 2005 annual report on Form 11-K of Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan.

Milwaukee, Wisconsin
June 26, 2007

END